Mail Stop 3561

December 30, 2008

Andrew J. Littlefair, Chief Executive Officer
Clean Energy Fuels Corp.
3020 Old Ranch Parkway, Suite 200
Seal Beach, California 90740

> **Re:** **Clean Energy Fuels Corp.**
> **Form 10-K for the Year Ended December 31, 2007**
> **Filed March 19, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 15, 2008**
> **Form 10-Q for the Period Ended September 30, 2008**
> **Filed November 14, 2008**
> **File No. 1-33480**

Dear Mr. Littlefair:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply by providing us with your proposed disclosure. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition…, page 41

1. In future filings, please expand this section to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance,

revenues, or income, or result in your liquidity decreasing or increasing in any material way. See Item 303 of Regulation S-K and our Release No. 33-8350. For example, in the second paragraph on page 42, you state that "over the long term, the prices for gasoline and diesel will continue to be higher than the price of natural gas as a vehicle fuel" and that there will be "significant growth in the consumption of natural gas as a vehicle fuel generally." We note your discussion in the Benefits of Natural Gas Vehicles subsection on page 6 that, since 2004, CNG and LNG have become increasingly less expensive than gasoline and diesel, tax incentives enhance the cost-effectiveness of CNG and LNG, and that diesel fuel will become more expensive over the next few years because of more stringent federal sulfur diesel standards by 2010. However, you have not discussed the basis for your beliefs that CNG and LNG prices will be lower than gasoline and diesel prices in the long term and that natural gas used for vehicle fuel will increase in the future; especially, in light of the recent decline in oil prices.

Critical Accounting Policies, page 48

2. In future filings, please revise the discussion of your critical accounting policies to focus on the assumptions and uncertainties that underlie your critical accounting estimates. Please also quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different reasonably likely assumptions were applied. For example, if reasonably likely changes in an assumption used in assessing your long-lived assets or goodwill for impairment or your deferred tax assets for a valuation allowance would have a material effect on your financial condition or results of operations, the impact that could result given the range of reasonably outcomes should be disclosed and quantified. See Section V of our Release No. 33-8350.

Quarterly Financial Data (Unaudited), page 59

3. Please clarify where you have included quarterly per share data, as required by Item 302(a)(1) of Regulation S-K, or tell us why you do not believe this disclosure is applicable.

Notes to Consolidated Financial Statements, page 66

Note 1(p). Summary of Significant Accounting Policies: Revenue Recognition, page 71

4. At several places in the document, including the third full risk factor on page 23 and in the Results of Operations section on page 51, you discuss recording revenue related

to fuel tax credits. Please explain to us in more detail, and clarify in future filings, why these tax credits are classified as revenue, and tell us how you considered offsetting these tax credits against any related taxes that you pay.

Note 8. Commitments and Contingencies, page 80

Operating Lease Commitments, page 81

5. We note your reference to a ground lease in California on which you are building an LNG liquefaction plant with construction prior to commencing plant operations. We also note your disclosure that obligations under this lease are contingent upon obtaining the necessary permits and approvals required in the lease related to the construction and operation of the LNG liquefaction plant. Please tell us, and clarify in future filings, your status and expected timing for obtaining these specified permits and approvals. With reference to EITF 98-9 and FSP FAS13-1, please also explain to us, and clarify in future filings, at what point you will begin recognizing rental expense for this lease, including whether it will be recognized during the construction period. In this regard, it appears from disclosures in your subsequent quarterly reports on Form 10-Q that this plant is currently under construction.

Note 9. Geographic Information, page 82

6. Please tell us how you considered disclosing the revenues from external customers for each product and service or each group of similar products and services as required by SFAS 131, paragraph 37. Also, please tell us how you considered separately presenting revenues from products versus services on the face of your statements of operations consistent with Rule 5-03(1) of Regulation S-X. In this regard, we note from page 3 that you generate revenues primarily by selling CNG and LNG, and to a lesser extent by building, operating, and maintaining CNG and LNG fueling stations. We believe disclosure in future filings of categories such as revenues generated by sales of CNG, revenues generated by sales of LNG, and revenues from services would provide your readers with valuable insight into the variability of your operations from year to year.

Item 9A(T). Controls and Procedures, page 89

Disclosure Controls and Procedures, page 89

7. In the last sentence of this subsection, you state that management concluded that your disclosure controls and procedures were effective without condition. However, you state that your disclosure controls and procedures are "designed to provide reasonable, but not absolute, assurance…." Therefore, please confirm for us, if true, that your disclosure controls and procedures were effective at the reasonable assurance level for which they were designed for the period covered by this report.

8. On page 32, you state that your independent registered public accounting firm has
    "identified certain internal controls over financial reporting that [you] will need to
    strengthen in connection with being a public company, and [you] have not yet
    implemented all the suggested improvements." In light of this disclosure, please tell
    us in reasonable detail the basis for management's conclusion that your disclosure
    controls and procedures were nonetheless effective as of the end of the period
    covered by the report. See Section II.D of our Release No. 33-8238.

Item 9B. Other Information, page 89

9. We note that you have disclosed certain information in this section "in lieu of"
    disclosing that information in current reports on Form 8-K. However, only when a
    triggering event specified in one of the items of a current report on Form 8-K occurs
    within four business days of the filing of a periodic report may you disclose the
    triggering event in the periodic report instead of in a current report on Form 8-K. See
    Question 101.01 of Questions and Answers of General Applicability regarding
    Exchange Act Form S-K, available on our website at http://www.sec.gov/divisions/
    corpfin/guidance/8-kinterp.htm. It appears that only the triggering events specified in
    Item 5.02(e) of Form 8-K that occurred on March 13, 2008 and March 17, 2008 fall
    within four business days of when you filed this annual report on Form 10-K.
    Therefore, please tell us why you provided the remaining disclosures in this annual
    report and not in current reports on Form 8-K.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 15

10. You mention each element of compensation paid to your named executive officers,
    however, it does not appear that you explain how you determine the amount you pay
    under each element. In future filings, please revise to provide more detail regarding
    how you arrive at the amount paid with respect to each element of compensation. For
    example, we note that you attempt to set base salaries that take "into account
    competitive market compensation paid by other companies for similar positions." If
    you engage in benchmarking in setting this amount, please identify the benchmark
    and its components, pursuant to Item 402(b)(2)(xiv). See Item 402(b)(1)(v) of
    Regulation S-K and also our Compliance and Disclosure Interpretation 118.05 under
    Regulation S-K, located on our web-site at http://www.sec.gov/divisions/corpfin/
    cfguidance.shtml.

11. In this regard, we note that Andrew J. Littlefair considered a report prepared by
    Mercer Human Resource Consulting "that was obtained by [y]our human resources
    department." In future filings, please clarify whether you hired Mercer Human
    Resource Consulting as a compensation consultant. If so, please discuss whether
    your chief executive officer met with representatives of Mercer regarding his

compensation or the compensation of other named executive officers and identify the members of management with whom Mercer works, if any. Also, if Mercer is a compensation consultant, please describe in greater detail the nature and scope of its assignment and the material elements of the instructions or directions given to this consultant regarding the performance of its duties. See Item 407(e)(3)(ii) and (iii) of Regulation S-K.

Elements of Compensation, page 15

12. You state that you determine the appropriate level of each compensation component based in part, but not exclusively, on your informal view of equity and consistency, and "other considerations" you deem relevant, such as to reward extraordinary performance and increased responsibility and commitment. In future filings, please explain further all of the considerations you deem relevant in determining the appropriate level of each compensation component.

13. Also, you state that your compensation committee has not adopted any formal policies or guidelines for allocating compensation between long-term and short-term compensation, between cash and non-cash compensation, or among different forms of non-cash compensation. Therefore, in future filings, please discuss the compensation committee's informal policies or guidelines, if any, for allocating compensation between long-term and short-term compensation, between cash and non-cash compensation, or among different forms of non-cash compensation. See Item 402(b)(1)(v) and 402(b)(2)(i) of Regulation S-K.

14. Finally, in future filings, please include a discussion of any of the remaining factors in Item 402(b)(2) of Regulation S-K that are necessary to provide investors material information to understand your compensation policies and decisions regarding your named executive officers.

Annual Cash Bonus, page 16

15. You state that in 2007 you did not achieve your base performance target related to volume, but you achieved 51% between the middle and maximum performance targets related to EBITDA. In this regard, you disclose the actual amount of performance-based bonuses earned by your named executive officers for 2007 in the Non-Equity Incentive Plan Compensation column of your Summary Compensation Table. In future filings, please disclose in greater detail the manner in which you calculated each named executive officer's annual cash bonus. For example, based upon your disclosure, it appears that Andrew J. Littlefair should have received 75% of 65% of his base salary as an annual cash bonus because you achieved the middle performance target for EBITDA in 2007 and did not achieve the volume target. However, Mr. Littlefair's compensation in the Non-Equity Incentive Plan

Compensation column of your Summary Compensation Table does not appear to reflect this determination.

16. Your named executive officers receive varying percentages of their base salary as an annual cash bonus based upon whether you achieve certain performance targets. For example, you state that in 2007 Andrew J. Littlefair would have received a bonus equivalent to 30%, 75%, or 150% of his base salary depending upon whether you achieved your base, middle, or maximum performance targets for volume and EBITDA. Similarly, Richard R. Wheeler, Mitchell W. Pratt, and James N. Harger would have received bonuses equivalent to 30%, 60%, or 100% of their base salaries depending upon whether you achieved your base, middle, or maximum performance targets for volume and EBITDA. In future filings, please explain the reason or reasons that you chose these particular varying percentages for the different named executive officers.

Equity Compensation, page 18

17. Please tell us whether the compensation committee has formalized any procedures regarding grants of stock options. If so, in future filings, please discuss those procedures in this subsection.

Certain Relationships and Related Transactions, page 36

18. We note that your audit committee reviews and approves all related party transactions required to be disclosed pursuant to our rules. Also, we note that the policies and procedures for approving related party transactions are set forth in your audit committee charter. In future filings, please describe in greater detail these policies and procedures and any other policies and procedures for the review, approval, or ratification of related party transactions. See Item 404(b) of Regulation S-K. The policy required by Item 404(b) should be specific to transactions subject to Item 404(a) of Regulation S-K.

19. In future filings, please state whether the transactions and agreements with related parties that you disclose in this section contained comparable terms to those you could have obtained from unaffiliated third parties. If not, please disclose how the terms of the related party transactions would have compared to the terms of similar transactions with unaffiliated third parties.

Form 10-Q for the Fiscal Quarter Ended September 30, 2008

Condensed Consolidated Balance Sheets, page 3

20. We note that you combine Goodwill and Other Intangible Assets on the face of your balance sheet. In future filings, please separately present Goodwill from your Other Intangible Assets, as indicated by paragraph 43 of SFAS 142, and ensure that you provide all relevant disclosures required by paragraphs 44 to 47 of SFAS 142.

21. Please tell us how you considered whether the continuing worsening economy during 2008, and the resulting adverse impact on your results, indicated that an interim test of goodwill for impairment should be performed as contemplated by paragraph 28 of SFAS 142. In this regard, based on your disclosures, we assume that you concluded that no interim test was needed, and we are requesting more information about how you reached this conclusion. Additionally, please tell us, and consider disclosing in your Critical Accounting Policies section of future filings, how you determine your reporting units for purposes of testing goodwill for impairment.

Condensed Consolidated Statements of Operations, page 4

22. We note that in the first risk factor on page 30, you state that you invested approximately $18.7 million in supporting the California Alternative Fuel Vehicles and Renewable Energy Initiative, of which approximately $15 million was invested in the fourth quarter of 2008. We also note in the first risk factor on page 29 your statement that you had $500,000 in expenses related to this initiative in the three-month period ended September 30, 2008. Please tell us when and how you accounted for the remaining $3.2 million expended related to this initiative.

Note 11. Long-term Debt, page 11

23. We note the discussion of your new Credit Agreement and the related debt covenants. In future filings, please provide an affirmative statement, if true, that you were in compliance with all these covenants at the date of your balance sheet. Further, to the extent that there is uncertainty about your ability to continue to comply with these covenants, such as if you are currently very close to exceeding a covenant measure and you do not expect this situation to improve in the near future, you should provide disclosure of this risk and uncertainty either here or in the liquidity discussion of your Management's Discussion and Analysis of Financial Condition and Results of Operations section.

Note 19. Recently Adopted Accounting Changes, page 14

24. We note that you classify your natural gas futures contracts obligation as having level 2 significant other observable inputs and state that you use quoted forward price curves, discounted to reflect the time value of money to value your natural gas futures contracts. We also note that, at the bottom of page 27, you state that the fair value of futures contracts is based on quoted prices in active exchange traded or over the counter markets. Please explain this difference to us and, if appropriate, please revise future filings.

*   *   *   *   *

Please respond to our comments within 10 business days, or tell us by that time when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact, Elizabeth Sellars, Staff Accountant, at (202) 551-3348 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact John

Fieldsend, Attorney-Adviser, at (202) 551-3343 or me at (202) 551-3725 with any other questions.


Sincerely,

H. Christopher Owings
Assistant Director


cc: John J. Hentrich, Esq.
         Sheppard, Mullin, Richter & Hampton LLP
         Via Facsimile